CARTICA ACQUISITION CORP

1775 I Street NW, Suite 910
Washington, D.C. 20006

January 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Nicholas Lamparski, Esq.

Re:	Cartica Acquisition Corp
Registration Statement on Form S-1, as amended
Originally Filed as of November 16, 2021
File No. 333-261094

Dear Mr. Lamparski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cartica Acquisition Corp hereby requests acceleration of the effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on January 4, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Sanjeev Goel
Sanjeev Goel
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Ropes & Gray LLP